EXHIBIT 99.1

Golar Power reaches a Final Investment Decision on Sergipe Power Project and signs 25 year FSRU agreement

Hamilton, Bermuda, Oct. 17, 2016 (GLOBE NEWSWIRE) -- The board of Golar Power is pleased to announce that it has approved taking a Final Investment Decision on the Porto de Sergipe Project, thereby enabling CELSE, the project company, to enter into a lump sum turn-key EPC agreement with General Electric to build, maintain and operate a 1.5 GW combined cycle power plant in Brazil. The executed EPC contract with General Electric, which makes up approximately 80% of the project cost, has been structured on a non-recourse basis to the sponsors Golar Power and Ebrasil with all liabilities limited to the project level (CELSE).

Located near Aracaju, the state capital of Sergipe, the 1,516 megawatt power station will be the largest thermal power station in South America. The project will supplement hydropower during dry seasons and help to meet growing demand for electricity in the region.  Capital expenditure for the power station and terminal including taxes and financing costs is estimated at BRL4.3 billion, equal to US$1.3 billion at current exchange rates. Scheduled to deliver power to 26 committed off-takers for 25 years from 2020 in accordance with previously executed PPA contracts awarded by the Brazilian government in 2015, the power project will generate a projected annual EBITDA of BRL1.1 billion based on no dispatch with further upside based on dispatch. Payments under the executed PPA are inflation indexed and provide for pass through changes in commodity prices to the PPA counterparties.

In connection with the Sergipe FID, Golar Power has entered into an Agreement to charter Golar Nanook, the November 2017 delivering new-build FSRU, for 25 years. The annual EBITDA contribution for Golar Power is currently projected to be US$39 million with upside potential for Golar Power from FSRU capacity not utilised by the Sergipe power plant.

Golar Power has also increased its ownership in the Sergipe Project from 25% to 50%. The final price to be paid for the shares will depend on the performance of the project and the structure includes an option, which if exercised, limits the price to US$50 million. As Golar Power had previously committed to finance the selling shareholders' equity contribution in the project, the ownership uplift is expected to have a limited cash impact on Golar Power during construction.  The total equity funding from Golar Power remains unchanged at an expected US$165 million.

Golar LNG Limited has a 50% ownership interest in Golar Power. The remaining 50% is held by Stonepeak Infrastructure Partners. Golar Power will own 50% of the Sergipe project and 100% of the associated FSRU.

Golar Power CEO Eduardo Antonello commented "We are very enthusiastic with the FID of Porto de Sergipe and fully committed to deliver the plant and terminal in accordance with the original budget and schedule. The project shows very solid economics and provides a strong financial foundation for Golar Power. Through this project, Golar Power is developing a very robust and replicable structure to enable the most comprehensive, cost-efficient and flexible integrated gas-to-power solutions globally. We see a huge market to develop cheaper and cleaner energy solutions."

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda
October 17, 2016
Enquiries:
Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan